Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce Q1 results on May 6, 2025

Company to hold virtual Annual Meeting of Shareholders

Meeting materials are now available

Toronto, Ontario, April 7, 2025 – Kinross Gold Corporation (TSX: K; NYSE: KGC) will release its financial statements and operating results for the first quarter of 2025 on Tuesday, May 6, 2025, after market close. On Wednesday, May 7, 2025, at 7:45 a.m. EDT Kinross will hold a conference call and audio webcast to discuss the results, followed by a question-and-answer session. The call-in numbers are as follows:

Canada & US toll-free – 1 (888) 596-4144; Passcode: 9425112

Outside of Canada & US – 1 (646) 968-2525; Passcode: 9425112

Replay (available up to 14 days after the call):

Canada & US toll-free – 1 (800) 770-2030; Passcode: 9425112

Outside of Canada & US – 1 (609) 800-9909; Passcode: 9425112

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

Virtual Annual Meeting of Shareholders

Kinross’ Annual Meeting of Shareholders will be held on Wednesday, May 7, 2025, at 10:00 a.m. ET.

The Company has elected to hold a virtual meeting via a live audio webcast to continue to provide enhanced flexibility and opportunity for shareholder participation irrespective of their geographic location and share ownership.

The virtual meeting will be accessible online at: Lumiconnect.com/400-211-583-597

Voting and participation instructions for eligible shareholders are provided in the Company’s Notice of Annual Meeting of Shareholders and Management Information Circular.

The link to the virtual meeting will also be accessible at www.kinross.com and will be archived for later use.

The 2024 Annual Report, Management Information Circular, Annual Information Form and Form 40-F have also been filed with SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Shareholders may also receive a copy of Kinross’ audited financial statements without charge upon request to Kinross Gold’s Investor Relations Department, 25 York Street, 17th Floor, Toronto, Ontario, Canada, M5J 2V5 or to info@kinross.com.

Access Kinross’ Management Information Circular and 2024 Annual Report here:

https://www.kinross.com/news-and-investors/default.aspx?section=meeting

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

David Shaver
Senior Vice-President, Investor Relations & Communications
phone: 416-365-2761
InvestorRelations@Kinross.com

Source: Kinross Gold Corp.

p. 2 Kinross to announce Q1 results on May 6, 2025	www.kinross.com